UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001-12647

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORIENTAL GROUP CODA PROFIT SHARING PLAN

Professional Office Park
996 San Roberto Street
San Juan, Puerto Rico 00926

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIENTAL FINANCIAL GROUP INC.

Professional Office Park
1000 San Roberto Street
San Juan, Puerto Rico 00926

TABLE OF CONTENTS

REQUIRED INFORMATION

1.

The Financial Statements and Supplemental Schedules of Oriental Group CODA Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	SIGNATURES

EXHIBITS

Exhibit 23.	Consent of Deloitte & Touche LLP, independent auditors

Exhibit 99.1.	Plan Administrator’s certification pursuant to Section 906 of the Sabarnes-Oxley Act of 2002

Exhibit 99.2.	Trust Officer’s certification pursuant to Section 906 of the Sabarnes-Oxley Act of 2002

ORIENTAL GROUP CODA PROFIT SHARING PLAN

INDEPENDENT AUDITORS’ REPORT

To the Participants and the Oriental Group Retirement Committee of
Oriental Group CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Oriental Group CODA Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP San Juan, Puerto Rico

June 12, 2003

Stamp No. 1887635 affixed to original.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS

INVESTMENTS, At fair value	$5,430,852	$4,375,902

RECEIVABLES:
Participants’ contributions	16,446	19,872
Employer’s contributions		4,167
Other	57,764	47,709

Total receivables	74,210	71,748

Total assets	5,505,062	4,447,650

LIABILITIES - Excess contribution to be recognized next year	67,594	54,434

NET ASSETS AVAILABLE FOR BENEFITS	$5,437,468	$4,393,216

See notes to financial statements.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Additions to net assets atributed to:
Investment income:
Net appreciation in fair value of investments	$951,707
Dividends	95,264
Interest	1,520
Total investment income	1,048,491

Contributions:
Participants	345,074
Employer	122,074
Total contributions	467,148
Total additions	1,515,639

DEDUCTIONS - Deductions from net assets atributed to benefits paid to participants	471,387

NET INCREASE	1,044,252

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	4,393,216
End of year	$5,437,468

See notes to financial statements.

ORIENTAL GROUP CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1.                    DESCRIPTION OF THE PLAN

The following description of Oriental Group CODA Profit Sharing Plan (the” Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.               General - The Plan is a defined contribution plan maintained by Oriental Financial Group Inc. (the “Employer”) for the benefit of its employees and those of its affiliated companies (Oriental Bank & Trust (the “Bank”), Oriental Financial Services Corp., Oriental Mortgage Corp. and FISA Insurance Agency, Inc.), who are residents of Puerto Rico, have completed six-months of service and are age twenty-one or older.  The Plan was established effective January 1, 1992.  Effective January 1, 2002, the Plan was amended to transfer the sponsorship of the Plan from Oriental Bank & Trust to the Employer and to change the name of the Plan from Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan to Oriental Group CODA Profit Sharing Plan.  This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.              Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by the Puerto Rico tax laws.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers eleven mutual funds, a fund, which invests in Oriental Bank & Trust time deposits, and a fund which invests in common stock of the Employer as investment options for participants.  The Employer contributes 80 percent of the first $1,040 of the participant’s contributions.  The Employer’s matching contributions are invested directly in the Employer common stock.  Contributions are subject to certain limitations.

c.               Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and, (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.              Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events:

completion of three years of credited service; attaining age 65; total disability while employed by the Employer or death while employed by the Employer.

e.               Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

f.                 Loans to Participants - Loans to participants are not permitted.

g.              Forfeited Accounts - At December 31, 2002, forfeited nonvested accounts totaled $118,681.  These accounts will be used to reduce future contributions to the Plan by the Employer.

h.              Plan Termination - Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their employer contributions.

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan:

a.               Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.              Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

c.               Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

d.              Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset

Value (NAV) of shares held by the Plan at year-end.  Money market funds and time deposits are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

e.               Payment of Benefits - Benefits are recorded when paid.

f.                 Plan Expenses - All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV.  The amount of these expenses, stated as a percentage of assets is called an expense ratio.  The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan.  Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund.  Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants.  Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, may be paid out of the invested assets unless paid by the Employer.

3.                    INVESTMENTS

The following presents investments as of December 31, 2002 and 2001 that represent five percent or more of the Plan’s net assets.

	2002	2001

Oriental Financial Group Inc. - common stock; 164,776 and 152,377 shares, respectively	$4,050,194	$2,834,214
Fidelity Advisor Growth Opportunities Fund - Class T; 21,641 and 25,625 units, respectively	480,209	736,973
Fidelity Advisor Equity Growth Fund - Class T; 10,911 and 10,409 units, respectively	368,481	506,824

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $951,707 as follows:

Oriental Financial Group Inc. - common stock	$1,266,154
Mutual funds	(314,447)

Total	$951,707

Certain plan assets are invested in shares of mutual funds as directed by participants.  Oriental Bank & Trust, Inc. (the “Bank”), the Trustee of the Plan, accumulates all investment income (interest and dividends) together with the appreciation (depreciation) in fair value of the fund investments and reports the accumulation in the single unit value of each share.  Since the amount of investment income is not significant, separate disclosure of investment income and appreciation (depreciation) in fair value of the fund investments is not presented for the mutual funds.

4.                    NONPARTICIPANT – DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant – directed investment (the Employer’s matching contributions that are invested in Oriental Financial Group, Inc. common stock) is as follows:

	2002	2001

Net assets at December 31, 2002 and 2001 - Oriental Financial Group Inc. common stock 92,317 and 74,957 shares, respectively	$2,023,362	$1,394,200
Changes in net assets for the year ended December 31, 2002:
Contributions	$126,242
Dividends	47,241
Net appreciation	602,074
Benefits paid to participants	(146,395)

Net increase in net assets	$629,162

5.                    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Oriental Financial Group Inc. common stock.  Oriental Financial Group Inc. is the Plan sponsor and therefore qualifies as a related party.  At December 31, 2002 and 2001, the Plan held an investment of 164,776 and 152,377 shares of Oriental Financial Group Inc. common stock, respectively.  The fair value of the common stock fund at December 31, 2002 and 2001 was $4,050,194 and $2,834,214, respectively.  For the year ended December 31, 2002, the Plan purchased 14,563 shares of Oriental Financial Group Inc. common stock at a cost of $275,597.  For the year ended December 31, 2002, the Plan sold 17,470 shares of Oriental Financial Group Inc. common stock with proceeds of $412,937.  For the year ended December 31, 2002, the Plan received dividends income and a 10% stock dividend from Oriental Financial Group Inc. of $95,264 and 15,306 shares, respectively.

The money market account amounted to $107,525 and $160,014 at December 31, 2002 and 2001, respectively, and consists of a time deposit at the Bank, earning interest at 3.00% and 3.10%, respectively.  The Bank is a subsidiary of the Plan sponsor and therefore qualifies as a related party.

6.                    INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”), as amended.  The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974.  The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

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SCHEDULE I

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2002

(FORM 5500, SCHEDULE H, LINE 4i)

Identity of Issue	Shares/Units Par Value	Fair Value

Oriental Financial Group Inc. - Common Stock (Cost of $2,015,004)**	164,776	$4,050,194

Mutual Funds:
Fidelity Advisor Growth Opportunities Fund - Class T*	21,641	480,209
Fidelity Advisor Equity Growth Fund - Class T*	10,911	368,481
Fidelity Advisor Government Investment Fund - Class T*	13,575	140,099
Fidelity Advisor Growth & Income Fund - Class T*	4,107	53,557
Fidelity Advisor International Capital Appreciation Fund - Class T*	4,679	50,719
Fidelity Advisor Mid Cap Fund - Class T*	3,103	48,371
Fidelity Advisor Global Equity Fund - Class T*	5,465	46,511
Fidelity Advisor Equity Value Fund - Class T*	5,435	44,677
Fidelity Advisor Small Cap Fund - Class T*	2,158	30,925
Fidelity Advisor Intermediate Bond Fund - Class T*	608	6,849
Fidelity Advisor Technology Fund - Class T*	277	2,735

Oriental Bank & Trust - Time deposit, earning interest at 3%**	107,525	107,525

Total		$5,430,852

*	Registered Investment Company
**	Party-in-interest

SCHEDULE II

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

(FORM 5500, SCHEDULE H, LINE 4j)

SINGLE TRANSACTIONS -  None.

SERIES OF TRANSACTIONS:

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Selling Amount	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Oriental Financial Group Inc. - common stock	30	37	$275,597	$412,937	None	$213,636	$412,937	$199,301

SCHEDULE III

ORIENTAL GROUP CODA PROFIT SHARING PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

(FORM 5500, SCHEDULE H, ITEM 4a)

Identity of Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset

Oriental Financial Group Inc.	Plan Sponsor	Certain participant contributions for the year ended December 31, 2002 were remitted to the Plan after the maximum time period described in 29 CFR 2510.3-102	$14,941

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Oriental Group CODA Profit Sharing Plan

(Name of Plan)

Date: June 24, 2003	By	:/s/Vanessa González
Vanessa González Senior Vice President Human Resources and Plan Administrator

Date: June 24, 2003	By	:/s/Juan José Santiago
Juan José Santiago, C.P.A. Senior Vice President and Trust Officer